OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2023	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	69232

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORGE MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 OAK LANE
(No. and Street)

GLEN COVE (City) **NY** (State) **11542** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN-PAUL TEUTONICO **917-456-2371**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name -- *if individual, state last, first, middle name*)

733 THIRD AVE. (Address) **NEW YORK** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I,_____**JOHN-PAUL TEUTONICO**_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**FORGE MARKETS LLC**_____, as of
_____December 31_____20 20___, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:



Signature

CRO/CCO

Title



Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page

☒ (b) Statement of Financial Condition

☐ (c) Statement of Income (Loss)

☐ (d) Statement of Cash Flows

☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors

☐ (g) Computation of Net Capital

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-

solidation.

☒ (l) An Oath or Affirmation

☐ (m) A copy of the SIPC Supplemental Report

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORGE MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

FORGE MARKETS LLC

CONTENTS
DECEMBER 31, 2020

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Forge Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forge Markets LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 23, 2021



FORGE MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets		
Cash	$	9,049,671
Accounts receivable		1,202,156
Due from affiliate		500
Goodwill		50,000
Other assets		35,610
Total Assets	$	10,337,937
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	130,879
Commissions payable		68,120
Due to affiliates		2,874,982
Total Liabilities		3,073,981
Member's Equity		7,263,956
Total Liabilities and Member's Equity	$	10,337,937

See accompaying notes to statement of financial condition

FORGE MARKETS LLC

1. Nature of business

Forge Markets LLC (the "Company") is an entity organized under the laws of the state of Delaware on December 18, 2012. The Company primarily provides private placement services for its clients.

On January 5, 2016, the Company's former parent entered into an agreement to transfer its ownership to Equi LLC ("the Sole Member"). The Sole Member obtained ownership of the net assets of approximately $134,000 for consideration of approximately $184,000. The excess of the consideration over the net assets as of the date of the transaction of $50,000 was pushed down to the Company and recorded as goodwill.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash consists of cash in banks, primarily held at one financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

On January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening member's equity. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2020.

FORGE MARKETS LLC

2. Summary of significant accounting policies (continued)

Revenue Recognition

Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Placement Fees

The Company earns agency placement fees in non-underwritten transactions, such as private placements of equity securities. The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees on these transactions and believes that its performance obligation is completed upon the execution of the signed agreement with its customers and as such is earned on the trade date.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company only has one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based on future cash flows discounted at a rate commensurate with the risk involved or the market-based comparable. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such a two-step impairment test. There was no impairment loss recorded for the year ended December 31, 2020.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal and state income taxes is included in these financial statements. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

FORGE MARKETS LLC

2. Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

At December 31, 2020, the carrying value of the Company's financial instruments, such as accounts receivable, approximate their fair values due to the nature of their short term maturities and are categorized as Level 2 investments.

3. Related party transactions

Pursuant to an administrative services agreement with Forge Global, Inc, an affiliated entity, the Company recorded rent, compensations and other general and administrative expenses for the year ended December 31, 2020 based on the terms and conditions stipulated in this agreement. The balance due to the affiliate under this arrangement was approximately $2,825,000 and is included in due to affiliates on the statement of financial condition at December 31, 2020.

Pursuant to a Commission Share Agreement entered into on January 10, 2020 with Sharespost Financial Corporation, an affiliated entity, the Company recorded commission expenses for the year ended December 31, 2020 based on the terms and conditions stipulated in this agreement. The balance due to affiliate under this arrangement was approximately $50,000 and is included in due to affiliates on the statement of financial condition at December 31, 2020.

The Company paid regulatory fees on behalf of Forge Global Advisors LLC, an affiliated entity for the year ended December 31, 2020 and has a due from affiliate of $500 on the statement of financial condition at December 31, 2020.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $5,855,000 which was approximately $5,650,000 in excess of its computed minimum net capital requirement of approximately $205,000.

5. Concentrations of credit risk

The Company maintains its cash balances in a bank account at a financial institution, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

FORGE MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

6. Other uncertainties

Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

7. Subsequent event

The Company submitted a form Continuing Membership Application to FINRA and the application is still pending as of February 23, 2021.